Exhibit 99.1

Lithium Americas Shareholders Approve Plan to Separate into Two Leading Lithium Companies

July 31, 2023 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce that shareholders have voted in favor of the separation of the Company into Lithium Americas (Argentina) Corp. (“Lithium Argentina”) and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”) pursuant to a statutory plan of arrangement (the “Separation”) at the Company’s annual general and special meeting of shareholders held today (the “Meeting”). The Separation was approved by 98.85% of the votes cast by shareholders present or represented by proxy at the Meeting, as well as 98.78% of the votes cast excluding those of such shareholders who are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“We are delighted to see our shareholders’ overwhelming support for the Separation,” said Jonathan Evans, Lithium Americas’ President and CEO. “Following the Separation, the Lithium Americas (NewCo) team is committed to advancing the Thacker Pass project toward production to support the critical North American lithium supply chain. Meanwhile, the Lithium Argentina team will advance Caucharí-Olaroz toward full commercial production and pursue development opportunities in its significant growth pipeline in Argentina.”

The Separation is targeted to become effective in early October 2023. Completion of the Separation remains subject to certain regulatory approvals and closing conditions, including without limitation, having a registration statement to register Lithium Americas (NewCo) common shares under the U.S. Securities Exchange Act of 1934 become effective, and the receipt of final approvals by the Supreme Court of British Columbia, the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The Company received advanced tax rulings from both the Canada Revenue Agency and the Internal Revenue Service in July, and the final court hearing is scheduled to be held on August 4, 2023.

In connection with the approval of the Separation, the Company’s shareholders also passed the resolution approving a new equity incentive plan for Lithium Americas (NewCo) with 90.17% of the votes cast at the Meeting in favor of the resolution.

Additionally, in connection with the second tranche (“Tranche 2”) of the previously announced US$650 million investment (the “Investment”) by General Motors Holdings LLC (NYSE: GM) (“GM”), the Company’s shareholders passed two resolutions approving: (a) the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of the Company (or following the Separation, Lithium Americas (NewCo)); and (b) US$27.74 per share (as adjusted for the Separation) as the maximum subscription price at which Tranche 2 would be made. 98.42% of the votes cast by disinterested shareholders were in favor of the resolution in respect of GM’s maximum ownership in the Company and, following the Separation, Lithium Americas (NewCo), as applicable, and 98.40% of the votes cast by disinterested shareholders were in favor of the resolution in respect of the maximum pricing limitation for Tranche 2.

Following the Separation, Tranche 2 will be conducted by way of a subscription by GM for shares of Lithium Americas (NewCo) having an aggregate subscription price of approximately US$330 million pursuant to the terms of a subscription agreement. Completion of Tranche 2 will be subject to the satisfaction of customary closing conditions, including the receipt of conditional approval from the TSX and authorization from the NYSE. GM’s ownership interest in the Company and, following the Separation, Lithium Americas (NewCo) is subject to a maximum of 30% pursuant to the terms of the definitive agreements governing the Investment.

At the Meeting, the eight director nominees listed in the Company's management information circular dated June 16, 2023 (the “Circular”) were also re-elected as directors to serve until the close of the next annual meeting of shareholders, subject to the completion of the Separation. The detailed results of the vote are set out below:

Director Nominees	Votes For	Votes Withheld
George Ireland	62,801,435 (97.71%)	1,469,043 (2.29%)
Fabiana Chubbs	60,922,953 (94.79%)	3,347,525 (5.21%)
Kelvin Dushnisky	62,502,979 (97.25%)	1,767,499 (2.75%)
Jonathan Evans	61,847,254 (96.23%)	2,424,108 (3.77%)
Dr. Yuan Gao	56,314,295 (87.62%)	7,955,299 (12.38%)
John Kanellitsas	62,609,332 (97.42%)	1,661,146 (2.58%)
Jinhee Magie	60,863,141 (94.70%)	3,407,337 (5.30%)
Franco Mignacco	63,101,272 (98.18%)	1,169,206 (1.82%)

Mr. Xiaoshen Wang did not stand for re-election to the Board of Directors of the Company. The Company thanks Mr. Wang for his valuable contributions and wishes him every success in his future endeavors.

“On behalf of the board and management, I would like to thank Mr. Xiaoshen Wang for his dedication and commitment for the past six years. Mr. Wang has provided invaluable knowledge and experience and has played an instrumental role in the success of the Company to date,” said George Ireland, Chairman of the Board of Directors.

In addition to the election of directors, shareholders also set the size of the Board of Directors at eight, reappointed PricewaterhouseCoopers LLP as the Company’s auditor and approved a non-binding advisory vote on executive compensation.

Detailed voting results on all matters considered at the Meeting are reported in the Report of Voting Results as filed on SEDAR (www.sedar.com). Please refer to the Circular for more detailed information, available on the Company’s website (www.lithiumamericas.com) and on SEDAR (www.sedar.com).

ABOUT LITHIUM AMERICAS

Lithium Americas is advancing a separation of its U.S. and Argentine business units into two public independent companies. Lithium Argentina will retain Caucharí-Olaroz (44.8%-interest), focused on advancing toward full production capacity, and regional growth opportunities in the Pastos Grandes basin with Pastos Grandes and Sal de la Puna projects (100%-owned and 65%-interest, respectively). Lithium Americas (NewCo) will retain the 100%-owned Thacker Pass, focused on advancing construction with the target to commence production in the second half of 2026. The Company currently trades on both the TSX and NYSE under the ticker symbol “LAC.”

For further information contact: Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events, performance or achievements of the proposed Separation and of the Company (Lithium Americas (NewCo)’s / Lithium Argentina’s), its projects, or industry results, to be materially different from any future results, events, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may,” “would,” “could,” “will,” “intend,” “expect,” “believe,” “plan,” “anticipate,” “estimate,” “schedule,” “forecast,” “predict” and other similar terminology, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, statements with respect to the proposed Separation, the expected timetable for the Separation, the ability of the Company to complete the Separation on the terms described herein, or at all, the receipt of required third party, court, tax, stock exchange and regulatory approvals required for the Separation, the expected composition of the board of directors and management of each entity, the expected holdings and assets of the entities resulting from the Separation, the expected benefits of the Separation for each business and to the Company’s shareholders and other stakeholders, the strategic advantages, future opportunities and focus of each business and expectations regarding the status of development of the Company’s projects.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance, events or results and will not necessarily be accurate indicators of whether or not such events or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, uncertainties with obtaining required approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Separation (including tax, regulatory and shareholder approvals); there being no assurance that Lithium Americas (NewCo) will meet all the requirements to list its common shares on the TSX and/or the NYSE, future factors or events that may arise making it inadvisable to proceed with, or advisable to delay or alter the structure of the Separation; the performance, the operations and financial condition of Lithium Americas (NewCo) and Lithium Argentina as separately traded public companies, including the reduced geographical and property portfolio diversification resulting from the Separation; the impact of the Separation on the trading prices for, and market for trading in, the shares of the Company, Lithium Americas (NewCo) and Lithium Argentina (collectively the “Entities” and individually, an “Entity”); the potential for significant tax liability for a violation of the tax-deferred spinoff rules applicable in Canada and the United States; uncertainties with realizing the potential benefits of the Separation; risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; risks inherent in litigation that could result in additional unanticipated delays or rulings that are adverse for an Entity or its projects; maintaining local community support in the regions where an Entity’s projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing an Entity’s projects; availability of personnel, supplies and equipment; the impact of inflation or changing economic conditions on an Entity, its projects and their feasibility; any impacts of

COVID-19 or an escalation thereof on the business of an Entity; unanticipated changes in market price for an Entity’s shares; changes to an Entity’s current and future business plans and the strategic alternatives available to the Entity; industry and stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where an Entity conducts business. Additional information about certain of these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions as of the date hereof, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.